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                                                                   EXHIBIT 23.3

The Board of Directors
MTC Japan Ltd.

  We consent to the inclusion of our report dated October 31, 1996, with respect to the balance sheet of MTC Japan Ltd. (Company) as of December 31, 1995, and the related statements of operations, stockholders' deficit, and cash flows for the period from inception (March 22, 1995) to December 31, 1995, which report appears in Amendment No. 2 to Form S-1 of NetSource Communications, Inc.

  Our report dated October 31, 1996, contains an explanatory paragraph that states that the Company has suffered substantial loss from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                          /s/ KPMG Peat Marwick
Tokyo, Japan

December 9, 1996